SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




    APPEAL COURT CONFIRMS THAT LUFTHANSA CAN'T HIDE FROM ITS HIGH FARES


Ryanair, Europe's largest low fares airline, welcomed the Cologne Appeal Court's decision today(30th April 03), which removes the last obstacle to Ryanair comparing its low fare, efficient services out of Frankfurt Hahn Airport with Lufthansa's high fares out of the congested Frankfurt Main Airport. The Court's decision dealt with the last two remaining issues in a long legal battle which was sparked by Lufthansa's attempts to prevent Ryanair from showing German consumers just how ridiculously high Lufthansa's fares really are.

The Court acknowledged in the oral hearing that Ryanair cancompare its low one way services with Lufthansa's incredibly high one way fares. Lufthansa tried to hide behind the fact that it forces passengers to pay a business class fare on a one way ticket. The Court also confirmed that Ryanair cancompare its services where Lufthansa gets together with another high fare airline to offer flights on a competing route with Ryanair.

Commenting today on the steps of the Cologne Court, Ryanair's Sales Manager for Germany, Caroline Baldwin, said:

"Lufthansa has wasted thousands of euro in legal fees in a hopeless effort to try to prevent Ryanair from highlighting how ridiculously high their fares are. However, the Appeals Court in Cologne has confirmed, once and for all, that Lufthansa can't hide from the truth about their high fares. Our comparative advertising has forced Lufthansa to reduce its fares and abusive restrictions, as we have done with other high fares airlines elsewhere in Europe."



Ends                                        30th April 2003

For further information:

Paul Fitzsimmons @Ryanair
Tel: + 353 1 812 1228

Pauline McAlester @ Murray Consultants
Tel: + 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 April, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director